China Security and Surveillance Technology Inc.
4/F, East 3/B, Saige Science & Technology Park
Huaqiang, Shenzhen, China 518028
Tel: 86-755-82420906
Fax: 86-755-82407371

November 7, 2006

By Edgar Transmission and by facsimile

Mr. David H. Roberts
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  China Security & Surveillance Technology, Inc.
         Registration Statement on Form S-1
         Registration No. 333-138166
         File on October 23, 2006

Dear Mr. Roberts:

On behalf of China Security and Surveillance Technology Inc. (“CSST” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 31, 2006 (the “Comment Letter”), providing the Staff’s comments with respect to the above referenced Registration Statement on Form S-1 (the “S-1”).

For the convenience of the Staff, each of the Staff’s comment is reprinted in bold and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1. On page 1 of the prospectus, you state that “this registration statement on From S-1 will only be effective after the Reincorporation Merger is completed and … the prospectus contained in this registration statement will not be used until the Reincorporation Merger is consummated.” In light of this disclosure, please provide a detailed analysis of whether this will be a delayed offering. We may have further comment.

CSST Response: As discussed with Mr. David H. Roberts of the Staff, we will delete the Introductory Statement on page 1 of the prospectus in its entirety. Subject to clearance from the Staff, we will request the S-1 to be declared effective simultaneously with the registration statement on Form S-4 (Registration No. 333-137752). Once the S-1 becomes effective, the selling stockholders thereunder will begin to sell their shares of common stock of the Company. Therefore, this will not be a delayed offering.

If you have any questions or comments regarding the foregoing information, please contact the undersigned at (01186-755) 82420906 or Louis A. Bevilacqua, Esq. of Thelen Reid & Priest, our outside special securities counsel at (202) 508-4281.

Sincerely,

China Security and Surveillance Technology Inc.

By:	/s/ Terence Yap
Terence Yap Vice Chairman